United States securities and exchange commission logo





                             September 21, 2022

       Leonard S. Schleifer
       Chief Executive Officer
       Regeneron Pharmaceuticals, Inc.
       777 Old Saw Mill River Road
       Tarrytown, New York 10591

                                                        Re: Regeneron
Pharmaceuticals, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 21,
2022
                                                            File No. 000-19034

       Dear Dr. Schleifer:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed April 21, 2022

       General

   1. Please discuss the circumstances under which you would consider having the Chair and
                                                        CEO roles filled by a
single individual, when shareholders would be notified of any such change, and whether you
will seek prior input from shareholders. In addition, please discuss how the
experience of your Presiding Director is brought to bear in connection
                                                        with your board   s
role in risk oversight.
   2. Please expand upon the role that your Presiding Director plays in the leadership of the board. For example,
please enhance your disclosure to address whether or not your
                                                        Presiding Director may:
                                                            represent the board
in communications with shareholders and other stakeholders;
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or
 Leonard S. Schleifer
Regeneron Pharmaceuticals, Inc.
September 21, 2022
Page 2
              long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                whether you have a Chief Compliance Officer and to whom this position reports; and
                how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



FirstName LastNameLeonard S. Schleifer                         Sincerely,
Comapany NameRegeneron Pharmaceuticals, Inc.
                                                               Division of
Corporation Finance
September 21, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName